UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS ACQUISITION, INC.
(Offeror)
JS ACQUISITION, LLC
(The parent of Offeror)
Jeffrey H. Smulyan
(The controlling person of Offeror)
EMMIS COMMUNICATIONS CORPORATION
(Issuer)
(Name of Filing Persons (identifying status as offeror, issuer and other person))
Jeffrey H. Smulyan
JS Acquisition, Inc.
JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,334,878	$5086.18

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 32,910,753 shares of Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (“Emmis”), par value $0.01 per share (the “Shares”) outstanding as of May 17, 2010 by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), at a purchase price of $2.40 per Share in cash, without interest and less any applicable withholding taxes, other than 62,941 Shares held by Mr. Smulyan and his affiliates, 1,406,500 Shares held by Alden Global Distressed Opportunities Master Fund, L.P. and 1,718,446 Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement. Accordingly, this calculation assumes the purchase of 29,722,866 Shares for $71,334,878.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,086.86	Filing Party:	JS Acquisition, Inc.
			JS Acquisition, LLC
			Jeffrey H. Smulyan
Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2010
	Schedule 13E-3
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.XV
EX-99.A.5.VIII

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), JS Parent, Mr. Smulyan and Emmis. The Schedule TO relates to the offer by JS Acquisition to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in this Amendment No. 4, the Schedule TO or the Offer to Purchase.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The Offer has been extended from 5:00 p.m., New York City time, on Tuesday, August 3, 2010 until 5:00 p.m., New York City time, on Friday, August 6, 2010. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to the Expiration Date of 5:00 p.m., New York City time, on Tuesday, August 3, 2010 are hereby amended and restated to refer to 5:00 p.m., New York City time, on Friday, August 6, 2010.
2.	As of 5:00 p.m., New York City time, on Tuesday, August 3, 2010, 21,270,888 Shares had been tendered into and not withdrawn from the Offer. If not withdrawn at or prior to expiration of the Offer, these Shares would satisfy the Minimum Tender Condition. In addition, as of 5:00 p.m., New York City time, on Tuesday, August 3, 2010, 1,574,615 shares of Existing Preferred Stock had been tendered into and not withdrawn from the Exchange Offer.
3.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby amended by deleting the last sentence of the fifteenth paragraph thereof, and replacing the deleted text with the following:
“As of August 4, 2010, a total of eight putative class action complaints were filed, six of which were filed in the Marion County Superior Court of Indiana, one of which was filed in the United States District Court of the Southern District of Indiana and one of which was filed in the United States District Court of the Southern District of New York, and each of which seeks, among other things, injunctive relief against the proposed Transactions based on allegations of breach of fiduciary duty.”
4.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following sentence in its entirety after the first sentence of the fourth last paragraph thereof:
“Also on June 23, 2010, Emmis (with the approval of the Committee) consented to the extension of the Offer pursuant to the terms of the Merger Agreement.”
5.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following paragraphs after the last paragraph thereof:
“On July 9, 2010, a group of holders of Existing Preferred Stock, which includes Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, LKCM Private Discipline Master Fund,

SPC and Kevin A. Fight (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of the Locked-Up Holders agreed to: (1) vote or cause to be voted any and all of its shares of Existing Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Existing Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of Emmis, or derivative instruments with respect to securities of Emmis; (4) consult with each other prior to making any public announcement concerning Emmis; and (5) share certain expenses incurred in connection with their investment in the Existing Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Exchange Act. The Locked-Up Holders collectively own 1,074,915 shares of Existing Preferred Stock, representing approximately 38.3% of the issued and outstanding shares of Existing Preferred Stock. This description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010.
Since the announcement of the Lock-Up Agreement, representatives of JS Acquisition, Emmis and Alden have been in discussions with representatives of the Locked-Up Holders in an effort to obtain the approval of the Locked-Up Holders with respect to the Proposed Amendments. The Locked-Up Holders requested various changes to the terms of the Transactions, and no agreement had been reached by the parties as of August 3, 2010.
In light of the ongoing discussions and negotiations with the Locked-Up Holders, on August 3, 2010, Emmis extended the Exchange Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010, and issued a press release announcing the extension of the Exchange Offer and the adjournment of the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Tuesday, August 3, 2010, at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204 (“Emmis’ Headquarters”), to vote on the Proposed Amendments, until 6:30 p.m., local time, on Friday, August 6, 2010, at Emmis’ Headquarters. On that same day, JS Acquisition extended the Offer and issued a press release announcing the extension of the Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010. Accordingly, on the same day, Emmis (with the approval of the Committee) consented to the extension of the Offer, and JS Parent consented to the extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on that same day, Alden consented to the extension of the Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement.
On August 4, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC with respect to the extension of the Offer. On that same day, Emmis filed Amendment No. 4 to its Schedule TO/13E-3 with the SEC with respect to the extension of the Exchange Offer. During the extension of the Offer and the Exchange Offer, JS Parent, JS Acquisition and Mr. Smulyan have stated that they expect to continue to negotiate with the Locked-Up Holders and consider other options, including an alternative structure that would still allow a tender offer for the Shares to proceed without any changes to the terms of the Existing Preferred Stock and without an offer by Emmis to exchange the New Notes for the Existing Preferred Stock. As of August 4, 2010, there was no assurance that either an agreement would be reached with the Locked-Up Holders or that an alternative structure could be implemented.”
The press release issued by JS Acquisition is attached hereto as Exhibit (a)(1)(xv). The Amendment to the Definitive Proxy Statement/Offer to Exchange and the press release issued by Emmis on August 4, 2010 have been filed as Exhibit (a)(1)(i) and Exhibit (a)(1)(xv), respectively, to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on August 4, 2010, with respect to the Exchange Offer, and the Lock-Up Agreement has been filed as Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010. All three documents are incorporated herein by reference.
6.	“The Offer” (Section 15 — Certain Legal Matters — Shareholder Litigation) of the Offer to Purchase is hereby amended by deleting the section in its entirety, and restating it as follows:
“On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis,

JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following eight class action lawsuits:
•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;
•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;
•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;
•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010;
•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010;
•	Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed June 4, 2010;
•	Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana, filed June 18, 2010; and
•	Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, in the United States District Court of the Southern District of New York, filed July 15, 2010.
The Defendants in the Primich action have until August 9, 2010 to respond to the complaint.
On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.
On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.
On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.

On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests.
On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action.
On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion, and a new judge has qualified.
On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel.
On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.
Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to complete the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule.
On June 4, 2010, a sixth purported class action complaint was filed, styled Richard Frank v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital, Cause No. 49D10 1006 PL 025149. Like the five previously filed actions, the Frank action was filed in the Marion Superior Court in Indiana.
On June 8, 2010, Defendants filed an Objection to Plaintiffs’ Motion for Expedited Discovery. Also on June 8, Plaintiffs in the Hinkle and Stabosz actions filed Amended Complaints.
On June 9, 2010, the Court in the Ross action granted Plaintiffs’ Motion to Consolidate Related Actions, consolidating the Hinkle, McQueen, Jarosclawicz, and Stabosz actions into the Ross action before Judge Moberly. The consolidated action was re-captioned In re: Emmis Shareholder Litigation by order of the Court dated June 15, 2010. Also, on June 9, 2010, Plaintiffs Stabosz and Hinkle filed a Reply in Further Support of Their Motions for Expedited Discovery and Preliminary Injunction.
On June 10, 2010, Defendants moved to dismiss the five consolidated purported class actions.
On June 11, 2010, Defendants filed a Sur-Reply in Opposition to Motions for Expedited Discovery by Plaintiffs Stabosz and Hinkle.
On June 14, 2010, Plaintiffs Stabosz and Hinkle filed their Response to Defendants’ Sur-Reply in Opposition to Motions for Expedited Discovery.
On June 15, 2010, the Court issued an Order Appointing Cohen & Malad, LLP and Wolf Popper LLP as Co-Lead Counsel for Plaintiffs, and also issued an Order Granting Plaintiff’s Motion to Expedite Response to Document Requests and For Four Depositions of Defendants and their Representatives Relating to Emergency Motion for Preliminary Injunction. The parties currently are exchanging discovery in accordance with the latter order pursuant to an agreed-upon schedule.
On June 18, 2010, a seventh purported class action complaint was filed, styled Ted Primich v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg

Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC, action number 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana.
On June 25, 2010, Alden filed a joinder in the Motion to Dismiss filed on June 10, 2010. The joinder was filed in the four actions in which Alden was named as a defendant — the Ross, Hinkle, McQueen, and Stabosz actions.
The parties agreed to a Stipulation and Proposed Order Relating to the Scheduling of Depositions, Briefing, and Hearing on Plaintiffs’ Emergency Motion for Preliminary Injunction and Defendants’ Motion to Dismiss (the “Scheduling Stipulation”) in In re: Emmis Shareholder Litigation, which was entered by the Court on July 2, 2010. Pursuant to the Scheduling Stipulation, depositions were taken and concluded by June 30, 2010.
On July 3, 2010, also pursuant to the Scheduling Stipulation, Plaintiffs served on Defendants their Memorandum of Law in Support of Their Motion for Preliminary Injunction and in Opposition to Defendants’ Motion to Dismiss. In accordance with the Scheduling Stipulation, Defendants served their Brief Opposing Plaintiffs’ Motion for Preliminary Injunction and their Reply Brief in Support of their Motion to Dismiss Shareholder Cases on July 10, 2010. Plaintiffs filed their Reply Memorandum of Law in Support of their Motion for Perliminary Injunction on July 14, 2010.
Also on July 14, 2010, Robert Frank voluntarily dismissed his lawsuit pending in the Marion County Superior Court. On July 19, 2010, Robert Frank filed his second lawsuit in the Southern District of New York.
A hearing on Plaintiffs’ motion for preliminary injunction in In re: Emmis Shareholder Litigation was held on July 19, 2010. On July 27, 2010, Judge Moberly denied the motion for preliminary injunction.
That same day, the Defendants in the Frank case, pending in the United States District Court for the Southern District of New York, filed a motion requesting a) dismissal of that action for improper venue, b) transfer of the action to the United States District Court for the Southern District of Indiana or c) a stay of the action pending resolution of the Primich case. No date for a hearing on that motion has been set. There is, however, a pre-trial conference set in the federal Frank case for August 19, 2010, before the Honorable Judge Harold Baer, Jr.
In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the Transactions.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(xv)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc.

(a)(1)(xvi)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(2)(v)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined

Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010.

(d)(ix)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

Date: August 4, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

*(a)(1)(viii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(1)(ix)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xiii)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc.

*(a)(1)(xiv)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(1)(xv)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc.

(a)(1)(xvi)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(2)(i)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(2)(ii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23,

Exhibit	Description
2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(2)(iii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(2)(iv)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

(a)(2)(v)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006

Exhibit	Description
PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010.

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010.

(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010.

*(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010.

*(c)(ii)	Materials Prepared by BIA Capital Strategies, LLC, dated April 2010.

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(v)	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(vii)	Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis

Exhibit	Description
Communications Corporation with the SEC on May 27, 2010).

*(d)(viii)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

(d)(ix)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*	Previously filed.